SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
____________________________________________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

PROTHENA CORPORATION PLC

(Name of Issuer)

ORDINARY SHARES, $0.01 PER SHARE

(Title of Class of Securities)

G72800 108

(CUSIP Number)

Todd W. Kingma
Executive Vice President,
General Counsel and
Secretary
Perrigo Company plc
Treasury Building
Lower Grand Canal Street
Dublin 2, Ireland
+353 1 6040031

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 27, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G01767 105
(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Perrigo Company plc
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 3,182,253
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,182,253
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.56% (based on 21,856,261 shares of the Issuer outstanding as of December 31, 2013).
(14)	TYPE OF REPORTING PERSON CO

CUSIP No. G01767 105
(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Elan Corporation Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 3,182,253
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,182,253
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.56% (based on 21,856,261 shares of the Issuer outstanding as of December 31, 2013).
(14)	TYPE OF REPORTING PERSON CO

CUSIP No. G01767 105
(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Elan Science One Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 3,182,253
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,182,253
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.56% (based on 21,856,261 shares of the Issuer outstanding as of December 31, 2013).
(14)	TYPE OF REPORTING PERSON CO

This Amendment No. 1 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission on December 28, 2012 (the “Schedule 13D”), with respect to the Ordinary Shares, $0.01 par value (the “Ordinary Shares”), of Prothena Corporation plc (the “Issuer”), a public limited company incorporated in Ireland (registered number 518146), whose principal offices are located at 650 Gateway Boulevard, South San Francisco, California.  Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D.  From and after the date hereof, all references in the Schedule 13D to the Schedule 13D or terms of similar import shall be deemed to refer to the Schedule 13D as amended and supplemented hereby.

Item 2.                        Identity and Background.

Item 2 is hereby amended and restated as follows:

This Schedule 13D is being filed jointly on behalf of Perrigo Company plc (“Perrigo”), Elan Corporation Limited (“Elan”) and Elan Science One Limited (“ES1”) (collectively the “Reporting Parties”).  Perrigo is an Irish public limited company.  Elan and ES1 are Irish private limited companies.

The business address of each of Perrigo, Elan and ES1 is Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland. Perrigo is a leading global healthcare supplier that develops, manufactures and distributes over-the-counter and prescription pharmaceuticals, nutritional products and active pharmaceutical ingredients, as well as receives royalties on sales of the Multiple Sclerosis drug Tysabri®.

Elan and ES1 are each wholly-owned subsidiaries of Perrigo.  The principal assets of Elan consist of cash and intercompany receivables and the capital stock of its subsidiaries. The principal assets of ES1 consist of 3,182,253 Ordinary Shares of the Issuer, cash and intercompany receivables and the capital stock of its subsidiaries.

On December 20, 2012, Elan consummated the separation of a substantial portion of its drug discovery business platform (the “Prothena Business”) into the Issuer, a new, publicly traded company incorporated in Ireland.   The separation of the Prothena Business from Elan was completed through a “demerger” under Irish law (the “Demerger”). The Demerger was effected by Elan transferring the Prothena Business to the Issuer, in exchange for the Issuer issuing directly to the holders of Elan ordinary shares and Elan American Depositary Shares (“ADSs”), on a pro rata basis, Ordinary Shares representing 99.99% of the Issuer’s outstanding shares (with the remaining 0.01% of the Issuer’s outstanding shares, which were previously issued to the original incorporators of the Issuer, being mandatorily redeemed by the Issuer after the Demerger).  The Issuer’s issuance of 99.99% of its outstanding shares constituted a deemed “in specie distribution” by Elan to holders of record of Elan ordinary shares and Elan ADSs as of 11:59 p.m., Dublin Time, on December 14, 2012, the record date. Pursuant to the Demerger, each Elan shareholder received 1 Ordinary Share for every 41 Elan ordinary shares or Elan ADSs held as of the record date.

On November 8, 2012 and in connection with the Demerger, ES1 and the Issuer entered into a Subscription and Registration Rights Agreement (the “Subscription and Registration Rights Agreement”), pursuant to which ES1 agreed (conditioned on the consummation of the Demerger) to subscribe for Ordinary Shares representing 18.0% of the outstanding Ordinary Shares of the Issuer immediately following consummation of the Demerger (after taking into account the Ordinary Shares to be issued pursuant to such subscription), for a cash payment to the Issuer of $26.0 million. The subscription was consummated, and the purchase price was paid by ES1 to the Issuer, immediately following consummation of the De-

merger. The 3,182,253 Ordinary Shares held by ES1 represent 14.56% of the outstanding Ordinary Shares based on 21,856,261 Ordinary Shares outstanding as of December 31, 2013.

On December 18, 2013, pursuant to the Transaction Agreement, dated July 28, 2013, between Perrigo Company (“Old Perrigo”), Elan Corporation, plc, Leopard Company, a wholly-owned subsidiary of Perrigo (“MergerSub”), Habsont Limited and Perrigo, (a) Perrigo acquired Elan (the “Acquisition”) pursuant to a scheme of arrangement under Section 201, and a capital reduction under Sections 72 and 74, of the Irish Companies Act of 1963 and (b) MergerSub merged with and into Old Perrigo, with Old Perrigo as the surviving corporation in the merger (collectively, the “Transactions”). Following the consummation of the Transactions, each of Old Perrigo and Elan Corporation, plc became direct wholly-owned subsidiaries of Perrigo, and ES1 became an indirect wholly-owned subsidiary of Perrigo.  Also following consummation of the Transaction, Elan Corporation, plc was re-registered as a private company and renamed Elan Corporation Limited.

The name, address, principal occupation or employment and citizenship of each of the executive officers and directors of, and each person controlling, Perrigo, Elan, and ES1 respectively, are set forth in Schedule A hereto.  Neither the Reporting Parties nor any of the persons listed on Schedule A has been, during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.                        Purpose of the Transaction.

Item 4 is hereby amended and supplemented by incorporation by reference of the information set forth in Item 2 and to include the following information:

Pursuant to the terms of the Subscription and Registration Rights Agreement, ES1 has certain demand registration rights to require Prothena to register for resale the Ordinary Shares held by ES1. On January 17, 2014, ES1 delivered to Prothena a letter requesting that Prothena file a shelf registration statement on Form S-3 for up to 3,182,253 Ordinary Shares (the “Demand Letter”).  Pursuant to the Demand Letter, on January 17, 2014, Prothena filed a shelf registration statement on Form S-3 with respect to the 3,182,253 Ordinary Shares held by ES1 (the “Registration Statement”), which Registration Statement was declared effective by the Securities and Exchange Commission on January 24, 2014.  On January 27, 2014, ES1 commenced an underwritten public offering of 2,767,177 Ordinary Shares.  In connection with this offering, the underwriters will also be granted a 30-day option to purchase up to an additional 415,076 Ordinary Shares.

Any sale of Ordinary Shares pursuant to the Registration Statement or otherwise will depend upon a number of factors, including prevailing market conditions, and there can be no assurance that any disposition of Ordinary Shares will be completed by ES1 pursuant to the Registration Statement or otherwise, or as to the size, terms or timing of any disposition of Ordinary Shares by ES1. This Schedule 13D shall not constitute an offer to sell, or the solicitation of an offer to sell, any of the securities described herein.

Other than as set forth in this Item 4, none of the Reporting Parties has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.                        Interest in Securities of Issuer.

Item 5 is hereby amended and restated as follows:

The information contained on the cover page of this Schedule 13D and in Item 6 is hereby incorporated herein by reference.

(a)  The Reporting Parties are together the beneficial owners of 3,182,253 Ordinary Shares representing approximately 14.56% of the outstanding Ordinary Shares as of December 31, 2013.

(b)  The number of Ordinary Shares as to which each of the Reporting Parties has the sole power to vote or direct the vote is zero.  The number of Ordinary Shares as to which each of the Reporting Parties shares the power to vote or direct the vote is zero.  The number of Ordinary Shares as to which each of the Reporting Parties has the sole power to dispose or direct the disposition is zero. The number of Ordinary Shares as to which each of the Reporting Parties shares the power to dispose or direct the disposition of is 3,182,253.

(c)  On December 18, 2013 Perrigo consummated an acquisition of Elan. As a result, ES1, the direct owner of 3,182,253 Ordinary Shares, became an indirect wholly-owned subsidiary of Perrigo. None of the Reporting Parties and, to the best knowledge of the Reporting Parties, none of the persons or entities referred to in Schedule A to Item 2 and General Instruction C to Schedule 13D has effected any transactions in the Ordinary Shares of the Issuer in the past 60 days, except as disclosed herein.

(d)  Not applicable

(e) Not applicable

Item 6.                        Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by incorporating by reference into this Item 6 the information set forth in Item 4.

Item 7.                        Material to Be Filed as Exhibits.

1.
Subscription and Registration Rights Agreement, dated as of November 8, 2012 by and among Prothena Corporation plc, Elan Corporation, plc and Elan Science One Limited (incorporated by reference to Amendment No. 2 to the Registration Statement on Form 10, as amended, (Registration No. 001-35676), filed by Prothena Corporation plc with the Securities and Exchange Commission on November 30, 2012)

2.*	Joint Filing Agreement dated January 27, 2014 by and among Perrigo Company plc, Elan Corporation Limited and Elan Science One Limited.

* Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Perrigo Company plc is true, complete and correct.

Date:  January 27, 2014

PERRIGO COMPANY PLC

By:	/s/ Judy L. Brown
Name: Judy L. Brown
Title: Chief Financial Officer

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Elan Corporation Limited is true, complete and correct.

Date:  January 27, 2014

ELAN CORPORATION LIMITED

By:	/s/ William F. Daniel
Name: William F. Daniel
Title: Director

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Elan Science One Limited is true, complete and correct.

Date:  January 27, 2014

ELAN SCIENCE ONE LIMITED

By:	/s/ William F. Daniel
Name: William F. Daniel
Title: Director

EXHIBIT INDEX

1.
Subscription and Registration Rights Agreement, dated as of November 8, 2012 by and among Prothena Corporation plc, Elan Corporation, plc and Elan Science One Limited (incorporated by reference to Amendment No. 2 to the Registration Statement on Form 10, as amended, (Registration No. 001-35676), filed by Prothena Corporation plc with the Securities and Exchange Commission on November 30, 2012)

2*	Joint Filing Agreement dated January 27, 2014 by and among Perrigo Company plc, Elan Corporation Limited and Elan Science One Limited.

* Filed herewith.

SCHEDULE A

Perrigo Company plc

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each executive officer and director of Perrigo Company plc are set forth below:

Directors

1.           (a) Joseph C. Papa, (b) 515 Eastern Ave., Allegan, MI 49010, (c) Chairman, President and Chief Executive Officer; Perrigo Company plc (d) United States.

2.           (a) Laurie Brlas, (b) Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland, (c) Executive Vice President and Chief Financial Officer; Newmont Mining Corporation; 6363 S. Fiddler’s Green Circle, Ste. 800, Greenwood Village, CO 80111, (d) United States.

3.           (a) Gary M Cohen, (b) Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland, (c) Executive Vice President; Becton, Dickinson and Co.; 1 Becton Drive, MC 072, Franklin Lakes, NJ 07417, (d) United States.

4.           (a) Jacqualyn A. Fouse, (b) Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland, (c) Senior Vice President and Chief Financial Officer; Celgene; 86 Morris Ave., Summit, NY 07901, (d) United States.

5.           (a) David T. Gibbons, (b) Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland, (c) Director; Perrigo Company plc, (d) United States.

6.           (a) Ran Gottfried, (b) Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland, (c) Director; Perrigo Company plc, (d) Israel.

7.           (a) Ellen R. Hoffing, (b) Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland, (c) Chief Operating Officer and Co-President; Neos Therapeutics; 100 Tristate International, Suite 220, Lincolnshire, IL 60069, (d) United States.

8.           (a) Michael J. Jandernoa, (b) Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland, (c)  General Partner; 42 North Partners (f/k/a Bridge Street Capital Fund 1, LLP); 171 Monroe Ave., NW, Ste. 410, Grand Rapids, MI 49503, (d) United States.

9.           (a) Gary K. Kunkle, Jr., (b) Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland, (c) Director; Perrigo Company plc, (d) United States.

10.           (a) Herman Morris, Jr., (b) Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland, (c) City Attorney of the City of Memphis; 125 N. Main Street, Room 336, Memphis, TN 38103-2079, (d) United States.

11.           (a) Ben-Zion Zilberfarb, (b) Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland, (c) Professor of Economics at Bar-Ilan University and the Edmond de Rothschild Professor of Global Asset Management at Netanya Academic College; 52900 Ramat-Gan, Israel, (d) Israel.

Executive Officers

12.           (a) Judy L. Brown, (b) 515 Eastern Ave., Allegan, MI 49010, (c) Executive Vice President and Chief Financial Officer, (d) United States.

13.           (a) Todd W. Kingma, (b) 515 Eastern Ave., Allegan, MI 49010, (c) Executive Vice President, General Counsel and Company Secretary, (d) United States.

14.           (a) Thomas Farrington, (b) 515 Eastern Ave., Allegan, MI 49010, (c) Senior Vice President and Chief Information Officer, (d) United States.

15.           (a) John T. Hendrickson, (b) 515 Eastern Ave., Allegan, MI 49010, (c) Executive Vice President, Global Operations and Supply Chain, (d) United States.

16.           (a) Scott Jamison, (b) 515 Eastern Ave., Allegan, MI 49010, (c) Executive Vice President, General Manager of Nutritionals, (d) United States.

17.           (a) Sharon Kochan, (b) 515 Eastern Ave., Allegan, MI 49010, (c) Executive Vice President and General Manager, International, (d) Israel and United States.

18.           (a) Jeff Needham, (b) 515 Eastern Ave., Allegan, MI 49010, (c) Executive Vice President, General Manager of Consumer Healthcare, (d) United States.

19.           (a) Jatin Shah, (b) 515 Eastern Ave., Allegan, MI 49010, (c) Senior Vice President and Chief Scientific Officer, (d) United States.

20.           (a) Mike Stewart, (b) 515 Eastern Ave., Allegan, MI 49010, (c) Senior Vice President, Global Human Resources, (d) United States.

21.           (a) Louis Yu, (b) 515 Eastern Ave., Allegan, MI 49010, (c) Senior Vice President, Global Quality and Compliance, (d) United States.

22.           (a) Douglas Boothe, (b) 515 Eastern Ave., Allegan, MI 49010, (c) Executive Vice President and General Manager, Perrigo Pharmaceuticals, (d) United States.

Elan Corporation Limited

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each executive officer and director of Elan Corporation Limited are set forth below:

1.           (a) William F. Daniel, (b) Treasury Building, Lower Grand Canal Street, Dublin 2 Ireland, (c) Director and Secretary, and (d) Ireland.

2.           (a) Grainne McAleese, (b) Treasury Building, Lower Grand Canal Street, Dublin 2 Ireland, (c) Director, and (d) Ireland.

3.           (a) Mary Sheahan, (b) Treasury Building, Lower Grand Canal Street, Dublin 2 Ireland, (c) Director, and (d) Ireland.

Elan Science One Limited

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each executive officer and director of Elan Science One Limited are set forth below:

1.           (a) Grainne McAleese, (b) Treasury Building, Lower Grand Canal Street, Dublin 2 Ireland, (c) Director, and (d) Ireland.

2.           (a) William F. Daniel (b) Treasury Building, Lower Grand Canal Street, Dublin 2 Ireland, (c) Director and Secretary, and (d) Ireland.

3.           (a) Mary Sheahan (b) Treasury Building, Lower Grand Canal Street, Dublin 2 Ireland, (c) Director, and (d) Ireland.